Dreyfus Investment Grade Funds, Inc.
200 Park Avenue
New York, New York 10166

September 26, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: John C. Grzeskiewicz, Esq.

Re:	Dreyfus Investment Grade Funds, Inc. Request for Withdrawal of Post-Effective Amendment to Registration Statement on Form N-1A File Nos. 33-48926; 811-6718

Ladies and Gentlemen:

On August 1, 2003, Dreyfus Investment Grade Funds, Inc. (the "Fund") filed Post-Effective Amendment No. 26 to the Fund's Registration Statement on Form N-1A (the "Amendment") to reflect a new sales charge structure for two series of the Fund, Dreyfus Premier Short Term Income Fund and Dreyfus Premier Yield Advantage Fund (each, a "Series"), and to register shares of a new class--Class C shares--for Dreyfus Premier Short Term Income Fund. The Fund has determined not to proceed with the new sales charge structure for the Series, as well as not to register or offer Class C shares for Dreyfus Premier Short Term Income Fund. Accordingly, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Fund hereby requests the withdrawal of the Amendment.

Sincerely, DREYFUS INVESTMENT GRADE FUNDS, INC. By: /s/ Michael A. Rosenberg Michael A. Rosenberg Secretary